UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 For May 17, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 17, 2006 - Result of AGM






RESULTS OF ANNUAL GENERAL MEETING

Bunzl plc confirms that all resolutions proposed at the Annual General Meeting held on 17 May 2006 were duly passed by shareholders.

Two copies of the resolution passed at today's Annual General Meeting which is required to be made available for inspection have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel no. +44 (0) 20 7066 1000).

The AGM Voting Results are as follows:-

Company Name:                                                   Bunzl plc
Meeting Date:                                                   17 May 2006
Number of cards (shareholders) at meeting date:                 5,674
Issued share capital at meeting date:                           347,370,670
Number of votes per share:                                      1
Meeting type AGM/EGM:                                           AGM



Resolution (No.                  Shares For     Shares         Shares       Shares Marked  Poll
as noted on proxy                               Discretionary  Against      As Votes       Yes/No
form)                                                                       Withheld

1.  Adoption of accounts         226,376,614        96,645     2,179,312      4,090,278    No

2.  Declaration of final
    dividend                     232,644,712        97,488           649              -    No

3.  Re-appointment of Mr B M
    May as a director            232,604,254       102,836        33,200          2,559    No

4.  Re-appointment of Mr P W
    Johnson as a director        232,290,518       103,470        34,991        313,870    No

5.  Re-appointment of Mr A J
    Habgood as a director        223,894,273       102,836     8,743,525          2,215    No

6.  Re-appointment of Mr C A
    Banks as a director          232,583,246       103,613        45,013         10,977    No

7.  Re-appointment and
    remuneration of auditors     218,956,749       106,740     8,867,768      4,811,592    No

8.  Approval of remuneration
    report                       214,743,904       108,174    11,428,237      6,462,534    No

9.  Authority to allot
    shares                       230,488,465       104,663     2,140,180          9,541    No

10. Authority to allot
    shares for cash              232,333,948       107,512       292,587          8,802    No

11. Authority for the
    Company to purchase its
    own shares                   231,979,432       105,191       651,834          6,392    No

12. Adjustment to employee
    share schemes                222,270,451       117,628     6,134,537      4,220,233    No



Paul Hussey
Company Secretary
17 May 2006


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 17, 2006                           By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer